CHEMBIO DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment

Investor Fact Sheet

Ticker Symbol: CEMI
www.chembio.com

Business Summary & Investment Highlights

Chembio Diagnostics, Inc. (Chembio), through its wholly owned subsidiary Chembio Diagnostic Systems, Inc. develops, manufactures, licenses and markets point-of-care testing (POCT) products. Chembio created and patented a new revolutionary technology called Dual Path Platform (DPP®). The technology is addressing critical market requirements in the infectious diseases testing market and other growing markets. Products under development, both OEM and branded, are anticipated to create significant new revenue streams that will add to Chembio's core business of rapid HIV tests.

- >30% Five Year Revenue CAGR.
- 148% YOY sales increases of Chembio's FDA approved lateral flow HIV tests that are marketed in the U.S. by Alere North America, Inc. (ALR:NYSE, formerly Inverness Medical Innovations, Inc.), a leading POCT company. ALR markets Chembio's products as Clearview® COMPLETE HIV 1/2 globally and Clearview® HIV 1/2 STAT-PAK® in the U.S. to hospital emergency departments, public health clinics, and physicians offices.
- Robust pipeline of POCT products for HIV (oral fluid), Syphilis, Influenza, Hepatitis-C (oral fluid), and other infectious diseases based on Chembio's patented DPP® technology. Major benefits include improved sensitivity, multiplexing, sample control and quantitative measurements.
- Point of care testing is the fastest growing segment of the $40 billion in-vitro diagnostic market. Drive for cost containment and need for quick results have caused the market to grow rapidly.

Selected Financial Information

Stock Information

Ticker Symbol	CEMI
Price 7/30/10	$0.260
52 Week High	$0.390
52 Week Low	$0.122
Outstanding Shares (MM)	62.0
Market Capitalization (MM)	$16.1
Fully Diluted (FD) Shares	70.6
Management Holding-FD	11.4
Average Volume (3 Mos)	61,000

Major Beneficial Holders	Beneficial Shares Owned (MM)
Lawrence Siebert	7.1
Inverness Medical Innovations, Inc.	5.4
Crestview Capital Offshore Fund, Inc.	3.4

Balance Sheet Data ($000s)	June '10	Dec. '09
Cash	$747	$1,068
Accts. Receivable	1,817	1,776
Inventories	1,850	1,556
Other Current Assets	301	267
Total Current Assets	4,715	4,667
Net Fixed Assets	853	580
Other Assets	739	1,068
Total Assets	6,307	6,315
Total Current Liab.	2.379	3,173
Total Other Liab.	241	54
Total Liabilities	2,620	3,227
Total Equity	3,687	3,088
Total Liabilities & Shareholders Equity	$ 6,307	$ 6,315



Selected Comparative Historical Financial Data

$(000s)	Six Mos Ended Jun. 30, 2010	Jun. 30, 2009	For the Years Ended 2009	2008	2007	2006	2005
Total Revenues	$6,533	$5.919	$13,834	$11,050	$9,231	$6,503	$3,941
Cost of sales	3,132	3,558	7,974	7,198	6,435	4,894	2,996
Gross Profit	3,401	2,361	5,860	3,852	2,796	1,609	945
	52.1%	39.9%	42.4%	34.9%	30.3%	24.7%	24.0%
R&D Expense	1,592	1,351	2,884	2,605	1,907	1,402	1,365
SG&A Expense	1,342	1,218	2,659	3,317	3,765	4,787	2,878
Operating Income (Loss)	467	(208)	317	(2,071)	(2,876)	(4,580)	(3,298)
Other Inc. (Expense)	(2)	(7)	(8)	122	249	(415)	46
Net Income (Loss) - Stkhldrs	465	(215)	309	(1,949)	(2,627)	(4,995)	(3,252)
Pref. Stock Expenses	-	-	-	-	5,645	3,210	3,517
Net Income (Loss)	$465	($215)	$309	($1,949)	($8,272)	($8,205)	($6,769)
Net Income (Loss) - per Share	$0.01	($0.00)	$0.00	($0.03)	($0.57)	($0.80)	($0.88)
Avg. No. Shares (Millions)	62.028	61.945	61.946	61.267	14.608	10.293	7.705
Working capital	2,336	1,601	1,494	1,664	3,229	5,113	831
Total assets	6,307	6,167	6,315	5,915	6,585	7,907	3,016
Total liabilities	2,620	3,714	3,227	3,338	2,322	2,297	1,964
Equity (Deficit)	3,687	2,453	3,088	2,577	4,263	(940)	1,053

Chembio Diagnostics, Inc.

3661 Horseblock Road
Medford, NY 11763
Ph. 631-924-1135
Fax 631-924-2065
www.chembio.com

Investor Relations

The Investor Relations Group
James Carbonara JCarbonara@investorrelationsgroup.com
212-825-3210

Company Contact

Susan Norcott
631-924-1135 x125
Snorcott@chembio.com





CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment



Chembio's Dual Path Platform (DPP®)
Patented in 2007

DPP® Technology
Competitive Advantages For POC Testing

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** - as result of independent sample migration path
- **Clearer Results** - efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results







Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Alere North America, Inc.


inverness medical innovations

Senior Management Team

Lawrence A. Siebert, Chairman & CEO, 25 years of management and financing experience

Richard J. Larkin, CFO, 25 years of operational and financial experience

Javan Esfandiari, SVP R&D, 15 years of experience in development of in-vitro point of care products



Board of Directors

Katherine Davis - Former Lieutenant Governor and numerous other leadership positions for the State of Indiana; former senior executive of Cummins, INC. (NYSE:CMI)

Dr. Gary Meller - Broad experience in medical and information technology and pharmaceutical product development

